# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AKOYA BIOSCIENCES, INC., CIK 0001711933
CUSIP: 00974H104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 100 Campus Drive, 6th Floor, Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 01/09/2025
Filed by CIK 0001503274
Persons authorized to receive notices and communications: Masoud Toloue, Quanterix Corporation, 900 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821, (617) 301-9400

## Reporting persons
- Quanterix Corporation (CIK 0001503274): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,714,011; sole dispositive power 0; shared dispositive power 27,714,011; aggregate amount beneficially owned 27,714,011 (55.9% of the class)
  Comment: * Beneficial ownership of the Akoya Common Stock (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Akoya Common Stock as a result of the Akoya Voting Agreement (as defined below) described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Akoya Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
  
  The shares of Akoya Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 27,714,011 outstanding shares of Akoya Common Stock that are currently subject, in the aggregate, to the Akoya Voting Agreement, but does not include shares of Akoya Common Stock underlying any stock options or any restricted stock units held by the Supporting Stockholders (as defined below). Based on information provided by the Supporting Stockholders, as of January 9, 2025, there were 3,279,766 shares of Akoya Common Stock underlying stock options and 1,187,500 shares of Akoya Common Stock underlying restricted stock units, held in aggregate by the Supporting Stockholders. Upon the exercise of any such stock options or vesting of any such restricted stock units, or any other security exchangeable for any Akoya Common Stock, by a Supporting Stockholder, such shares of Akoya Common Stock acquired upon such exercise or vesting, as the case may be, shall be included under the Akoya Voting Agreement, and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Akoya Common Stock, if any.
  
  The percentage calculation is based on 49,572,746 shares of Akoya Common Stock outstanding as of January 6, 2025 (based on the representations by Akoya (as defined below) in the Merger Agreement (as defined below)).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: AKOYA BIOSCIENCES, INC.
Address of issuer's principal executive offices: 100 Campus Drive, 6th Floor, Marlborough, Massachusetts (MA), 01752
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.00001 per share ("Akoya Common Stock"), of Akoya Biosciences, Inc., a Delaware corporation ("Akoya"). Akoya's principal executive offices are located at 100 Campus Drive, 6th Floor, Marlborough, Massachusetts 01752.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Quanterix Corporation ("Quanterix" or the "Reporting Person"), a Delaware corporation. The telephone number of the Reporting Person is (617) 301-9400. Quanterix is a life sciences company that has developed digital immunoassay platforms to advance life sciences research and diagnostics, based on Quanterix's proprietary digital "Simoa" detection technology that enables customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids.

The name of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.
Residence or business address: The principal business address of the Reporting Person is 900 Middlesex Turnpike, Billerica, Massachusetts 01821. The business address of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.
Present principal occupation or employment: The present principal occupation or employment of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.
Criminal convictions in the last five years: During the last five years, Quanterix has not, and to the best of Quanterix's knowledge, none of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Quanterix has not, and to the best of Quanterix's knowledge, none of the persons listed on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Each Supporting Stockholder (as defined below) entered into the Akoya Voting Agreement, as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) as an inducement to Quanterix's willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Akoya Common Stock to which this Schedule 13D relates have not been purchased by Quanterix and no payments were made by or on behalf of Quanterix in connection with the execution of the Akoya Voting Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 9, 2025, Quanterix entered into an Agreement and Plan of Merger (the "Merger Agreement") with Wellfleet Merger Sub, Inc, a Delaware corporation and a wholly-owned subsidiary of Quanterix ("Merger Sub"), and Akoya. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Akoya (the "Merger"), with Akoya surviving the Merger as a wholly-owned subsidiary of Quanterix.

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Akoya Common Stock outstanding immediately prior to the Effective Time (other than shares held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Quanterix or Akoya, or by Akoya as treasury shares) will be converted into the right to receive 0.318 (the "Exchange Ratio") of a fully paid and nonassessable share of common stock, par value $0.001 per share, of Quanterix (the "Quanterix Common Stock") and, if applicable, cash in lieu of fractional shares, subject to any applicable withholding.

As of immediately prior to the Effective Time, each restricted stock unit in respect of shares of Akoya Common Stock (each, an "Akoya RSU") that is outstanding immediately prior to the Effective Time (a "Rollover RSU") will automatically be converted into a number of restricted stock units with respect to shares of Quanterix Common Stock based on the Exchange Ratio. Such Rollover RSUs will be otherwise subject to the same terms and conditions, including vesting, as were applicable to the relevant Akoya RSU immediately prior to the Effective Time, except that Akoya RSUs that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time will be so accelerated in accordance with such terms.

As of immediately prior to the Effective Time, each option to acquire shares of Akoya Common Stock (each, an "Akoya Option") that is then outstanding immediately prior to the Effective Time (a "Rollover Option") will automatically be converted into an option to acquire shares of Quanterix Common Stock, with the number of shares of Quanterix Common Stock and the per share exercise price adjusted based on the Exchange Ratio. Such Rollover Options will be otherwise subject to the same terms and conditions, including vesting, as were applicable to the relevant Akoya Option immediately prior to the Effective Time, except that Akoya Options that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time will be so accelerated in accordance with such terms.

In connection and concurrently with the execution of the Merger Agreement, Quanterix entered into a Voting and Support Agreement (the "Akoya Voting Agreement") with each of Telegraph Hill Partners III, L.P., THP III Affiliates Fund, LLC, Piper Sandler Merchant Banking Fund II, L.P., aMoon Growth Fund II L.P., Myla Lai-Goldman, Brian McKelligon, Scott Mendel, Thomas Raffin, Thomas P. Schnettler, Robert G. Shepler, Matthew Winkler, Pascal Bamford, John Frederick Ek, Jennifer Kamocsay, and Niro Ramachandran (collectively, the "Supporting Stockholders"). Each of Ms. Lai-Goldman and Messrs. McKelligon, Mendel, Raffin, Schnettler, Shepler, and Winkler is a director of Akoya. Each of Ms. Kamocsay and Messrs. McKelligon, Bamford, Ek, and Ramachandran is an executive officer of Akoya.

The shares of Akoya Common Stock owned by the Supporting Stockholders represented approximately 55.9% of the outstanding shares of Akoya Common Stock as of January 6, 2025.

Pursuant to the Akoya Voting Agreement, each Supporting Stockholder has agreed, among other things and subject to the respective terms thereof, to vote all shares of Akoya Common Stock beneficially owned by such Supporting Stockholder (i) in favor of adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated in the Merger Agreement and actions directly related thereto, and in favor of any proposal to adjourn or postpone the meeting of Akoya's stockholders called upon to vote on the adoption of the Merger Agreement if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; and (ii) against certain proposals for competing transactions involving Akoya or any acquisition agreement related to such proposals, against actions, proposals, transactions or agreements that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the Akoya Voting Agreement or of Akoya under the Merger Agreement, and against certain other specified corporate transactions or actions or any corporate action which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of the transactions contemplated in the Merger Agreement.

Each Supporting Stockholder granted an irrevocable proxy to Quanterix under the Akoya Voting Agreement for voting each share of Akoya Common Stock held by such Supporting Stockholder with respect to the matters described in clauses (i) and (ii) in the paragraph above.

The Akoya Voting Agreement also limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of their shares of Akoya Common Stock.

The Akoya Voting Agreement, and the proxy respectively granted thereunder by each Supporting Stockholder, will terminate upon the earlier of (i) the Effective Time, (ii) termination of the Akoya Voting Agreement by written notice from Quanterix to the Supporting Stockholders, (iii) termination of the Merger Agreement in accordance with its terms, (iv) with respect to any Supporting Stockholder, the entry into any amendment to the Merger Agreement without the prior written consent of such Supporting Stockholder that results in a decrease in the Exchange Ratio or a change in the form of consideration payable under the Merger Agreement, or (v) with respect to any Supporting Stockholder, the extension of the Termination Date (as defined in the Merger Agreement and beyond any extension that is already contemplated in the Merger Agreement in accordance with its current terms) without the prior written consent of such Supporting Stockholder. The Akoya Voting Agreement also contemplates that, in the event that the board of directors of Akoya changes its recommendation with respect to the adoption of the Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya Common Stock subject to the obligations to vote in favor of such proposal will be reduced to an aggregate number of shares representing 35% of the outstanding shares of Akoya Common Stock.

Based upon information provided by Akoya and the Supporting Stockholders, excluding Akoya Options and Akoya RSUs, the Supporting Stockholders beneficially owned, in the aggregate, 27,714,011 shares of Akoya Common Stock as of January 9, 2025, which represent approximately 55.9% of the shares of Akoya Common Stock issued and outstanding as of January 6, 2025. Based on information provided by the Supporting Stockholders, as of January 9, 2025, there were 3,279,766 shares of Akoya Common Stock underlying Akoya Options and 1,187,500 shares of Akoya Common Stock underlying Akoya RSUs, in each case held in aggregate by the Supporting Stockholders. Upon the exercise of any such Akoya Options or vesting of any such Akoya RSUs, or any other security exchangeable for any Akoya Common Stock, by a Supporting Stockholder, such shares of Akoya Common Stock acquired upon such exercise or vesting, as the case may be, shall be included under the Akoya Voting Agreement.

The foregoing descriptions of the (i) Merger Agreement and the transactions contemplated thereby and (ii) the Akoya Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference, and to the Akoya Voting Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The purpose of the Merger is for Quanterix to acquire the entire equity interest in Akoya. The Supporting Stockholders entered into the Akoya Voting Agreement as an inducement to Quanterix's willingness to enter into the Merger Agreement. Upon consummation of the Merger, Akoya will become a wholly-owned subsidiary of Quanterix, the shares of Akoya Common Stock will cease to be freely traded or listed, Akoya Common Stock will be de-registered under the Securities Exchange Act of 1934 (the "Exchange Act"), and Quanterix will control the board of directors of Akoya and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Akoya as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, Quanterix does not have any plans or proposls that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

This Schedule 13D and the Schedule hereto shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the Merger, Quanterix will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "registration statement"), which will contain a joint proxy statement of Quanterix and Akoya and a prospectus of Quanterix (the "joint proxy statement/prospectus"), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE MERGER. A definitive copy of the joint proxy statement/prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC's website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix's website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya's website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, 100 Campus Drive, 6th Floor, Marlborough, MA 01752, Attn: Chief Legal Officer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Other than those shares of Akoya Common Stock that may be deemed to be beneficially owned by operation of the Akoya Voting Agreement, the Reporting Person does not beneficially own any shares of Akoya Common Stock. For purposes of Rule 13d-3 ("Rule 13d-3") under the Exchange Act, however, as a result of entering into the Akoya Voting Agreement, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 27,714,011 shares of Akoya Common Stock beneficially owned in aggregate by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 27,714,011 shares of Akoya Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 55.9% of the shares of Akoya Common Stock outstanding (based on 49,572,746 shares of Akoya Common Stock outstanding as of January 6, 2025 (based on the representations made by Akoya in the Merger Agreement), but does not include shares of Akoya Common Stock underlying any Akoya Options or any Akoya RSUs held by the Supporting Stockholders). Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of such shares of Akoya Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Other than those shares of Akoya Common Stock that may be deemed to be beneficially owned by operation of the Akoya Voting Agreement, the Reporting Person does not beneficially own any shares of Akoya Common Stock. For purposes of Rule 13d-3 ("Rule 13d-3") under the Exchange Act, however, as a result of entering into the Akoya Voting Agreement, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 27,714,011 shares of Akoya Common Stock beneficially owned in aggregate by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 27,714,011 shares of Akoya Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 55.9% of the shares of Akoya Common Stock outstanding (based on 49,572,746 shares of Akoya Common Stock outstanding as of January 6, 2025 (based on the representations made by Akoya in the Merger Agreement), but does not include shares of Akoya Common Stock underlying any Akoya Options or any Akoya RSUs held by the Supporting Stockholders). Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of such shares of Akoya Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, there have been no transactions in the shares of Akoya Common Stock effected by the Reporting Person, or, to the best of the Reporting Person's knowledge, any person identified on Schedule A hereto, during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Person based on the representations respectively made by each Supporting Stockholder in the Akoya Voting Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Akoya Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Items 3, 4 and 5 and the agreements set forth as Exhibits hereto are incorporated herein by reference. Other than the Merger Agreement and the Akoya Voting Agreement described above, to the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Akoya, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement and Plan of Merger, dated as of January 9, 2025, by and among Quanterix Corporation, Wellfleet Merger Sub, Inc., and Akoya Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quanterix Corporation on January 10, 2025).*

2. Voting and Support Agreement, dated January 9, 2025, by and among Quanterix Corporation and certain stockholders of Akoya Biosciences, Inc. named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Quanterix Corporation on January 10, 2025).*

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

## Signatures
- Quanterix Corporation: /S/ VANDANA SRIRAM, Vandana Sriram, Chief Financial Officer (01/16/2025)